SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

GREEN PLAINS PARTNERS LP

(Name of Issuer)

Green Plains Partners LP

Green Plains Inc.

Green Plains Holdings LLC

GPLP Holdings Inc.

GPLP Merger Sub LLC

(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

393221106

(CUSIP Number of Class of Securities)

Michelle S. Mapes Chief Legal & Administration Officer, Corporate Secretary Green Plains Inc. 1811 Askarben Drive Omaha, Nebraska 68106 (402) 884-8700	Michelle S. Mapes Chief Legal & Administration Officer, Corporate Secretary Green Plains Partners LP 1811 Askarben Drive Omaha, Nebraska 68106 (402) 884-8700
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With copies to
Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-7400	Tull R. Florey Hillary H. Holmes Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 (346) 718-6600

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☒	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as originally filed on October 17, 2023, and together with the exhibits hereto and thereto, this “Amended Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Green Plains Partners LP, a Delaware limited partnership (“GPP”) and the issuer of the common units representing limited partner interests in GPP (“GPP Common Units,” and the holders of GPP Common Units, the “GPP Unitholders”) that are subject to the Rule 13e-3 transaction, (ii) Green Plains Inc., an Iowa corporation (“GPRE”), (iii) GPLP Holdings Inc., a Delaware corporation and a wholly owned subsidiary of GPRE (“Holdings”), (iv) GPLP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub”), and (v) Green Plains Holdings LLC, a Delaware limited liability company and the general partner of GPP (the “General Partner”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 16, 2023 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), by and among GPRE, Holdings, Merger Sub, GPP and the General Partner, pursuant to which Merger Sub will merge with and into GPP, with GPP surviving as an indirect, wholly owned subsidiary of GPRE (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding GPP Common Unit other than GPP Common Units owned by GPRE, the General Partner and their respective affiliates (each, a “GPP Public Common Unit” and the holders of such units, the “GPP Unaffiliated Unitholders”) will be converted into the right to receive, subject to adjustment as described in the Merger Agreement, (i) 0.405 shares of common stock, par value $0.001 per share, of GPRE (the “GPRE Common Stock” and the shares of GPRE Common Stock to be issued in the Merger, the “Stock Consideration”) and (ii) an amount of cash equal to the sum of (a) $2.00 plus (b) the product of (x) $0.455 divided by 90, multiplied by (y) the number of days from, but excluding, the last day of the calendar quarter with respect to which the General Partner has declared a quarterly cash distribution to the holders of GPP Common Units of no less than $0.455 per GPP Common Unit with a record date prior to the date of the closing of the Merger (the “Closing Date”), to, but excluding, the Closing Date, computed on the basis of a 360-day year comprised of twelve 30-day months and the actual number of days for any period less than a calendar month, and rounded to the nearest whole cent, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). In addition, at the Effective Time, each of the outstanding awards relating to a GPP Common Unit issued under a Partnership Long-Term Incentive Plan (as defined in the Merger Agreement) will become fully vested and will be automatically canceled and converted into the right to receive, with respect to each GPP Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights). Except for the incentive distribution rights representing limited partner interests in GPP, which will be automatically canceled immediately prior to the Effective Time for no consideration in accordance with the First Amended and Restated Agreement of Limited Partnership of GPP, dated as of July 1, 2015 (as amended, the “Partnership Agreement”), the limited partner interests in GPP owned by GPRE, the General Partner and their respective affiliates prior to the Effective Time will remain outstanding as limited partner interests in the surviving entity. The economic general partner interest in GPP will remain outstanding as a general partner interest in the surviving entity immediately following the Effective Time, and the General Partner will continue as the sole general partner of the surviving entity. No fractional shares of GPRE Common Stock will be issued in the Merger; instead, all fractional shares of GPRE Common Stock to which a GPP Unaffiliated Unitholder otherwise would have been entitled will be aggregated and the resulting fraction will be rounded up to the nearest whole share of GPRE Common Stock.

The closing of the Merger will take place on the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place and at such later date and time as GPRE and GPP may agree. The Merger will become effective at such time as the certificate of merger effecting the Merger (the “Certificate of Merger”) has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by GPRE and GPP in writing and specified in the Certificate of Merger. On September 15, 2023, the board of directors of GPRE (the “GPRE Board”), by unanimous vote (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of GPRE Common Stock as part of the Merger Consideration (the “GPRE Stock Issuance”), are in the best interests of GPRE and its shareholders and (ii) approved and authorized the execution and delivery of the Merger

Agreement and that certain Support Agreement, dated as of September 16, 2023, by and among GPP, GPRE, Jerry L. Peters, the Jerry L. Peters and Kari A. Peters Joint Trust Agreement, dated October 21, 2020, Michelle S. Mapes, Todd A. Becker and G. Patrich Simpkins Jr. (such holders and GPRE, collectively, the “Support Parties”) (the “Support Agreement” and, together with the Merger Agreement, the “Transaction Documents”) and the consummation of the transactions contemplated thereby, including the Merger and the GPRE Stock Issuance, on the terms and subject to the conditions set forth in the Transaction Documents.

On September 16, 2023, the conflicts committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”), by unanimous vote, in good faith, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of GPP, including the GPP Unaffiliated Unitholders, (ii) approved the Transaction Documents and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Transaction Documents (the foregoing constituting “Special Approval” as defined in the Partnership Agreement) and (iii) recommended to the GP Board the approval by the GP Board of the Transaction Documents and the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby, including the Merger.

On September 16, 2023, following receipt of the recommendation of the Conflicts Committee, the GP Board (acting, in part, based upon the recommendation of the Conflicts Committee), by unanimous vote, in good faith, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of GPP, including the GPP Unaffiliated Unitholders, (ii) approved the Transaction Documents and the transactions contemplated thereby, including the Merger, (iii) authorized the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Transaction Documents and (iv) directed that the Merger Agreement and the Merger be submitted to a vote of the limited partners of GPP (the “GPP Limited Partners”) for approval pursuant to Section 14.3 of the Partnership Agreement and authorized the GPP Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

Pursuant to the Partnership Agreement, the approval of the Merger Agreement and the Merger by GPP requires the affirmative vote or written consent of the holders of a majority of the outstanding GPP Common Units (the “Required Limited Partner Written Consent”). Under the Support Agreement, each Support Party has irrevocably and unconditionally agreed to deliver a written consent, covering all of the GPP Common Units beneficially owned by such Support Party, approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement (the “Written Consent”), as promptly as practicable after the effectiveness of the Consent Solicitation Statement/Prospectus (as defined below). As of September 16, 2023, the date of the Merger Agreement, and November 15, 2023, GPRE beneficially owned 11,586,548 GPP Common Units, Jerry L. Peters beneficially owned 6,183 GPP Common Units, the Jerry L. Peters and Kari A. Peters Joint Trust Agreement, dated October 21, 2020, beneficially owned 46,600 GPP Common Units, Michelle S. Mapes beneficially owned 14,242 GPP Common Units, Todd A. Becker beneficially owned 2,856 GPP Common Units and G. Patrich Simpkins Jr. beneficially owned 5,000 GPP Common Units. Collectively, the Support Parties beneficially owned 11,661,429 GPP Common Units as of September 16, 2023, the date of the Merger Agreement, and November 15, 2023, representing approximately 50.1% of the outstanding GPP Common Units. Accordingly, the delivery of the Written Consent will be sufficient to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, on behalf of the GPP Limited Partners.

Concurrently with the filing of this Amended Transaction Statement, GPRE is filing with the SEC Amendment No. 1 to its Registration Statement on Form S-4 (Registration No. 333-275007), which includes a consent solicitation statement/prospectus (as amended, the “Consent Solicitation Statement/Prospectus”) in connection with the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Consent Solicitation Statement/Prospectus is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Consent Solicitation Statement/Prospectus. A copy of the Support Agreement is attached as Annex B to the Consent Solicitation Statement/Prospectus. All references in this Amended Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Consent Solicitation Statement/Prospectus, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Consent Solicitation Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Consent Solicitation Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Consent Solicitation Statement/Prospectus is in preliminary form and is subject to completion or amendment. Terms used but not defined in this Amended Transaction Statement have the meanings given to them in the Consent Solicitation Statement/Prospectus.

All information concerning GPP contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by GPP. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Information about the Companies”

“Information about the Companies”

(b)	Securities. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“Comparative Market Prices and Cash Dividend/Distribution Information”

(c)	Trading Market and Price. The information set forth in the Consent Solicitation Statement/Prospectus under the following caption is incorporated herein by reference:

“Comparative Market Prices and Cash Dividend/Distribution Information”

(d)	Dividends. The information set forth in the Consent Solicitation Statement/Prospectus under the following caption is incorporated herein by reference:

“Comparative Market Prices and Cash Dividend/Distribution Information”

(e)	Prior Public Offerings. The information set forth in the Consent Solicitation Statement/Prospectus under the following caption is incorporated herein by reference:

“Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Consent Solicitation Statement/Prospectus under the following caption is incorporated herein by reference:

“Prior Stock Purchases”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a) through (b)	Name and Address; Business and Background of Entities. GPP is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby.

The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Information about the Companies”

“Information about the Companies”

“Where You Can Find More Information”

(c)	Business and Background of Natural Persons. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Business and Background of Natural Persons”

“Where You Can Find More Information”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—General”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—No Appraisal Rights”

“Special Factors—Listing of the GPRE Common Stock to be Issued in the Merger; Delisting and Deregistration of the GPP Common Units”

“Special Factors—Accounting Treatment”

“Questions and Answers”

“Written Consents of GPP Limited Partners”

“The Merger Agreement”

“The Support Agreement”

“Comparison of Rights of GPRE Shareholders and GPP Unitholders”

“Material U.S. Federal Income Tax Consequences”

“Annex A: The Merger Agreement”

“Annex B: The Support Agreement”

(c)	Different Terms. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—General”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—No Appraisal Rights”

“Special Factors—Provisions for GPP Unaffiliated Unitholders”

“Questions and Answers”

“The Merger Agreement”

“Annex A: The Merger Agreement”

(d)	Appraisal Rights. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Special Factors—No Appraisal Rights”

“Questions and Answers”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Consent Solicitation Statement/Prospectus under the following caption is incorporated herein by reference:

“Special Factors—Provisions for GPP Unaffiliated Unitholders”

(f)	Eligibility for Listing or Trading. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Listing of the GPRE Common Stock to be Issued in the Merger; Delisting and Deregistration of the GPP Common Units”

“Special Factors—Listing of the GPRE Common Stock to be Issued in the Merger; Delisting and Deregistration of the GPP Common Units”

“The Merger Agreement—Nasdaq Listing, Delisting and Deregistration”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Certain Persons in the Merger”

“Information about the Companies”

“Past Contacts, Transactions, Negotiations and Agreements”

“Where You Can Find More Information”

(b) through (c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—General”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Support Agreement”

“Past Contacts, Transactions, Negotiations and Agreements”

“Annex A: The Merger Agreement”

“Annex B: The Support Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Questions and Answers”

“The Merger Agreement”

“The Support Agreement”

“Comparative Market Prices and Cash Dividend/Distribution Information”

“Where You Can Find More Information”

“Annex A: The Merger Agreement”

“Annex B: The Support Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—General”

“Special Factors—Effects of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Listing of the GPRE Common Stock to be Issued in the Merger; Delisting and Deregistration of the GPP Common Units”

“Questions and Answers”

“The Merger Agreement”

“The Support Agreement”

“Annex A: The Merger Agreement”

“Annex B: The Support Agreement”

(c)(1) through (8)	Plans. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Listing of the GPRE Common Stock to be Issued in the Merger; Delisting and Deregistration of the GPP Common Units”

“Questions and Answers”

“Comparative Market Prices and Cash Dividend/Distribution Information”

“Written Consents of GPP Limited Partners”

“The Merger Agreement”

“The Support Agreement”

“Annex A: The Merger Agreement”

“Annex B: The Support Agreement”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Questions and Answers”

(b)	Alternatives. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approval”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financial Advisor Discussion Materials Provided to GPRE”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Annex C: Opinion of Evercore Group L.L.C.”

(c)	Reasons. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approval”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financial Advisor Discussion Materials Provided to GPRE”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Questions and Answers”

“Annex C: Opinion of Evercore Group L.L.C.”

(d)	Effects. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Listing of the GPRE Common Stock to be Issued in the Merger; Delisting and Deregistration of the GPP Common Units”

“Questions and Answers”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences”

“Annex A: The Merger Agreement”

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a) through (b)	Fairness; Factors Considered in Determining Fairness. BofA Securities, Inc. (“BofA Securities”) was not requested to, and it did not, provide to GPRE or any other person any (i) opinion (whether as to the fairness of any consideration, including, without limitation, the Merger Consideration, or otherwise), (ii) valuation of GPP for the purpose of assessing the fairness of the Merger Consideration to any person, or (iii) recommendation as to how to vote or act on any matters relating to the proposed Merger or otherwise. BofA Securities’ discussion materials dated April 27, 2023, September 5, 2023 and September 15, 2023 should not be construed as creating any fiduciary duty on the part of BofA Securities to GPRE or any other person and such materials are not intended to be, and do not constitute, a recommendation to GPRE or any person in respect of the Merger, including as to how any GPP Unitholder should act or vote in respect of the Merger.

The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financial Advisor Discussion Materials Provided to GPRE”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex C: Opinion of Evercore Group L.L.C.”

(c)	Approval of Security Holders. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—GPP Limited Partner Interests Entitled to Consent and Consent Required”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Questions and Answers”

“Written Consents of GPP Limited Partners”

(d)	Unaffiliated Representative. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex C: Opinion of Evercore Group L.L.C.”

(e)	Approval of Directors. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Questions and Answers”

(f)	Other Offers. Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a) through (b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion materials prepared by BofA Securities and provided to the GPRE Board, dated as of April 27, 2023, September 5, 2023 and September 15, 2023 are set forth as Exhibits (c)(2) through (c)(9) and are incorporated herein by reference. The presentation materials prepared by Evercore Group L.L.C. and provided to the Conflicts Committee, dated as of June 30, 2023, July 2, 2023, July 7, 2023, July 25, 2023, July 31, 2023, August 1, 2023, August 3, 2023, August 8, 2023, September 8, 2023 and September 16, 2023 are set forth as Exhibits (c)(10) through (c)(19) hereto and are incorporated herein by reference.

The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Fees and Expenses”

“Special Factors—Financial Advisor Discussion Materials Provided to GPRE”

“Where You Can Find More Information”

“Annex C: Opinion of Evercore Group L.L.C.”

The written opinion of Evercore Group L.L.C. is attached to the Consent Solicitation Statement/Prospectus as Annex C and is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of GPP during its regular business hours by any interested equity security holder of GPP Common Units or by any representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a) through (b), (d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Merger Consideration”

“Summary Term Sheet—The Merger Agreement”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Financing of the Merger”

“Written Consents of GPP Limited Partners—Expenses”

“The Merger Agreement—Effect of Termination; Termination Expenses”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a) through (b)	Securities Ownership; Securities Transactions. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Information about the Companies”

“Summary Term Sheet—The Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Information about the Companies”

“The Merger Agreement”

“Prior Stock Purchases”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Written Consents of GPP Limited Partners”

“The Support Agreement”

“Annex B: The Support Agreement”

(e)	Recommendations of Others. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Questions and Answers”

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Selected Historical Financial Information of GPRE”

“Selected Historical Financial Information of GPP”

“Where You Can Find More Information”

GPP’s Annual Report on Form 10-K for the year ended December 31, 2022, as amended by GPP’s Annual Report on Form 10-K/A for the year ended December 31, 2022, and GPP’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 are incorporated herein by reference. GPRE’s Annual Report on Form 10-K for the year ended December 31, 2022 and GPRE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 are incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Selected Unaudited Pro Forma Condensed Consolidated Financial Information”

“Unaudited Pro Forma Consolidated Financial Statements”

GPP’s Annual Report on Form 10-K for the year ended December 31, 2022, as amended by GPP’s Annual Report on Form 10-K/A for the year ended December 31, 2022, and GPP’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 are incorporated herein by reference. GPRE’s Annual Report on Form 10-K for the year ended December 31, 2022 and GPRE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 are incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a) through (b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Consent Solicitation Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—GPRE Parties’ Position as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the GPRE Parties for the Merger”

“Special Factors—Approval of the Conflicts Committee and the GP Board and the Reasons for their Approvals”

“Special Factors—Unaudited Financial Projections of GPRE and GPP”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Financial Advisor Discussion Materials Provided to GPRE”

“Questions and Answers”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. The information set forth in the Consent Solicitation Statement/Prospectus under the following caption is incorporated herein by reference.

“Special Factors—Interests of Certain Persons in the Merger – Golden Parachute Compensation”

(c)	Other Material Information. The information set forth in the Consent Solicitation Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	The Consent Solicitation Statement/Prospectus of Green Plains Inc. (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Green Plains Inc. filed with the SEC concurrently with this Amended Transaction Statement).

(a)(2)	Form of Written Consent for Green Plains Partners LP Limited Partners (incorporated herein by reference to Exhibit 99.2 filed with Amendment No. 1 to the Registration Statement on Form S-4 of Green Plains Inc. filed with the SEC concurrently with this Amended Transaction Statement).

(a)(3)	Letter to Unitholders (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Green Plains Inc. filed with the SEC concurrently with this Amended Transaction Statement).

(a)(4)	Notice of Solicitation of Written Consent (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Green Plains Inc. filed with the SEC concurrently with this Amended Transaction Statement).

(a)(5)*	Press Release, dated May 4, 2023 (incorporated herein by reference to Exhibit 99.1 of Green Plain Inc.’s Current Report on Form 8-K filed on May 4, 2023, File No. 001-32924).

(a)(6)*	Press Release, dated September 18, 2023 (incorporated herein by reference to Exhibit 99.1 of Green Plain Inc.’s Current Report on Form 8-K filed on September 18, 2023, File No. 001-32924).

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex C of Amendment No. 1 to the Registration Statement on Form S-4 of Green Plains Inc. filed with the SEC concurrently with this Amended Transaction Statement).

(c)(2)*	Discussion materials prepared by BofA Securities, Inc., dated April 27, 2023, for the Board of Directors of Green Plains Inc.

(c)(3)*	Discussion materials prepared by BofA Securities, Inc., dated September 5, 2023, for the Board of Directors of Green Plains Inc.

(c)(4)*	Discussion materials prepared by BofA Securities, Inc., dated September 15, 2023, for the Board of Directors of Green Plains Inc.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated June 30, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(6)*	Presentation materials prepared by Evercore Group L.L.C., dated July 2, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(7)*	Presentation materials prepared by Evercore Group L.L.C., dated July 7, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(8)*	Presentation materials prepared by Evercore Group L.L.C., dated July 25, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(9)*	Presentation materials prepared by Evercore Group L.L.C., dated July 31, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(10)*	Presentation materials prepared by Evercore Group L.L.C., dated August 1, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(11)*	Presentation materials prepared by Evercore Group L.L.C., dated August 3, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(12)*	Presentation materials prepared by Evercore Group L.L.C., dated August 8, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(13)*	Presentation materials prepared by Evercore Group L.L.C., dated September 8, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(14)*	Presentation materials prepared by Evercore Group L.L.C., dated September 16, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2023, by and among Green Plains Inc., GPLP Holdings Inc., GPLP Merger Sub LLC, Green Plains Holdings LLC and Green Plains Partners LP (incorporated herein by reference to Annex A of Amendment No. 1 to the Registration Statement on Form S-4 of Green Plains Inc. filed with the SEC concurrently with this Amended Transaction Statement).

(d)(2)	Support Agreement, dated as of September 16, 2023, by and among Green Plains Partners LP, Green Plains Inc., and the parties listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form S-4 of Green Plains Inc. filed with the SEC concurrently with this Amended Transaction Statement).

(f)(1)*	First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP, dated as of July 1, 2015, between Green Plains Holdings LLC and Green Plains Inc. (incorporated herein by reference to Exhibit 3.1 of Green Plain Partners LP’s Current Report on Form 8-K filed on July 1, 2015, File No. 001-37469).

(f)(2)*	First Amendment to the First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP (incorporated herein by reference to Exhibit 10.1 of Green Plains Partners LP’s Quarterly Report on Form 10-Q filed on May 9, 2019, File No. 001-37469).

(f)(3)*	Delaware Code Title 6 § 17-212.

(g)	None.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 17, 2023

GREEN PLAINS INC.

By:	/s/ Todd Becker
Name:	Todd Becker
Title:	President & Chief Executive Officer

GPLP HOLDINGS INC.

By:	/s/ Michelle Mapes
Name:	Michelle Mapes
Title:	Secretary

GPLP MERGER SUB

By:	/s/ Michelle Mapes
Name:	Michelle Mapes
Title:	Secretary

GREEN PLAINS PARTNERS LP

By:	Green Plains Holdings LLC
its general partner

By:	/s/ Michelle Mapes
Name:	Michelle Mapes
Title:	Chief Legal & Administration Officer, Corporate Secretary

GREEN PLAINS HOLDINGS LLC

By:	/s/ Michelle Mapes
Name:	Michelle Mapes
Title:	Chief Legal & Administration Officer, Corporate Secretary